UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: June 30, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AMERICATOWNE Inc.
(Full Name of Registrant)

353 E. Six Forks Road, Suite 270, Raleigh, North Carolina 27609
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmericaTowne, Inc. (the "Company") is unable to file, without unreasonable effort or expense, its quarterly report on Form 10-Q for the quarter ending June 30, 2015 (the "Form 10-Q"). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to complete its response to oral comments made by the Commission on August 11, 2015 regarding certain aspects of the Company's quarterly report on Form 10-Q for the quarter ended March 30, 2015 and the yearly report on Form 10-K for the year ending December 31, 2014. The Company intends to file the Form 10-Q by or before August 28, 2015.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alton Perkins	(888)	406-2713
__________________	__________________	__________________
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑  Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes  ☑  No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICATOWNE, INC. By: /s/ Alton Perkins Alton Perkins Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary Dated: August 12, 2015